UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                 SCHEDULE 13D/A
                                (Amendment No. 5)

                    Under the Securities Exchange Act of 1934



                                NTL Incorporated
                       ----------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)


                            629407107 (Common Stock)
                       ----------------------------------
                                 (CUSIP Number)

       France Telecom S.A.                 Compagnie Generale des Communications
      Jean-Louis Vinciguerra                          (COGECOM) S.A.
 Senior Executive Vice President                      Pierre Hilaire
        6 place d'Alleray                   Chairman of the Board of Directors
       75505 Paris Cedex 15                          6 place d'Alleray
              France                               75505 Paris Cedex 15
        (33-1) 44-44-01-59                                France
                                                   (33-1) 44-44-18-62

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                    Copy to:
                               Alfred J. Ross, Jr.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                                  May 30, 2000
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             (Date of Event which requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 629407107
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1.        Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          France Telecom S.A.
          IRS Identification Number: N/A
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2.        Check the Appropriate Box if a Member of a Group

                                 (a)    [   ]
                                 (b)    [   ]
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3.        SEC Use Only
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4.        Source of Funds (See Instructions)

          WC
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5.        Check if Disclosure of Legal Proceedings is Required Pursuant to Item
          2(d) or 2(e)   [ ]
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6.        Citizenship or Place of Organization

          France
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7.                            Sole Voting Power
                              0
----------  Number of Shares  --------------------------------------------------
           Beneficially Owned
8.                 By         Shared Voting Power
                  Each        87,493,814 shares of Common Stock
----------  Reporting Person  --------------------------------------------------
9.                With        Sole Dispositive Power
                              0
----------                    --------------------------------------------------

10.                           Shared Dispositve Power
                              87,493,814 shares of Common Stock
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11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          87,493,814 shares of Common Stock
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12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
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13.       Percent of Class Represented by Amount in Row (11)

          18.78% of the aggregate number of all outstanding shares of Common Stock. If the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and 5 3/4% Convertible Notes held by the reporting person were converted into Common Stock, the reporting person would hold 28.54%
          of the Common Stock.
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14.       Type of Reporting Person (See Instructions)

          CO
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


CUSIP No. 629407107

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1.        Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Compagnie Generale des Communications (COGECOM) S.A.
          IRS Identification Number: N/A

--------------------------------------------------------------------------------

2.        Check the Appropriate Box if a Member of a Group

                                 (a)    [  ]
                                 (b)    [  ]
--------------------------------------------------------------------------------

3.        SEC Use Only
--------------------------------------------------------------------------------

4.        Source of Funds (See Instructions)
          WC
--------------------------------------------------------------------------------

5.        Check if Disclosure of Legal Proceedings is Required Pursuant to Item
          2(d) or 2(e)   [ ]
--------------------------------------------------------------------------------

6.        Citizen or Place of Organization
          France
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7.                            Sole Voting Power
                              0
----------  Number of Shares  --------------------------------------------------
           Beneficially Owned
8.                 By         Shared Voting Power
                  Each        87,493,814 shares of Common Stock
----------  Reporting Person  --------------------------------------------------
9.                With        Sole Dispositive Power
                              0
----------                    --------------------------------------------------

10.                           Shared Dispositve Power
                              87,493,814 shares of Common Stock
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person 87,493,814 shares of Common Stock
--------------------------------------------------------------------------------

12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
--------------------------------------------------------------------------------

13.       Percent of Class Represented by Amount in Row (11)

          18.78% of the aggregate number of all outstanding shares of Common Stock. If the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and 5 3/4% Convertible Notes held by the reporting person were converted into Common Stock, the reporting person would hold 28.54%
          of the Common Stock.
--------------------------------------------------------------------------------

14.       Type of Reporting Person (See Instructions)
          CO
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                  This Amendment No. 5 (the "Amendment") amends and supplements the Schedule 13D filed on August 25, 1999 (the "Original Schedule 13D"), as previously amended and supplemented by Amendment No. 1, filed on October 26, 1999, Amendment No.2, filed on January 31, 2000, Amendment No. 3, filed on February 22, 2000, and Amendment No. 4, filed on April 7, 2000 (as amended and supplemented, the "Schedule 13D") of France Telecom, a societe anonyme organized under the laws of France ("FT") and Compagnie Generale des Communications (COGECOM), a societe anonyme organized under the laws of France and a wholly owned subsidiary of FT ("COGECOM"), with respect to the common stock, par value $0.01 per share (the "Common Stock"), of NTL Incorporated, a Delaware corporation with its principal executive offices at 110 East 59th Street, New York, NY 10022 (the "Issuer"). All capitalized terms used in this Amendment that are not otherwise defined herein have the meanings ascribed to such terms in the
Schedule 13D.

                  FT and COGECOM are filing this Amendment to reflect (i) completion on May 30, 2000 of the purchase of 42,229,730 shares of Common Stock and (ii) 2,000,000 shares of 5% Cumulative Participating Convertible Preferred Stock, Series B of the Issuer (the "Series B Preferred Stock"), in each case by COGECOM from the Issuer. These purchases were completed in accordance with the terms of the Investment Agreement, a copy of which was filed as Exhibit 4.2 to the Original Schedule 13D.


Item 1.           Security and Issuer

                  Item 1 is hereby amended by adding the following paragraph:

                  On May 30, 2000, FT, through COGECOM, closed the purchase of 42,229,730 shares of Common Stock and 2,000,000 shares of Series B Preferred Stock pursuant to the Investment Agreement.

Item 2.           Identity and Background

                  Item 2 and Schedule I and Schedule II thereto are hereby amended as follows:

                  Messrs. Brun-Buisson and Sommer have resigned their positions as directors of France Telecom and are hereby deleted from Schedule I of the Original Schedule 13D. Mr. Christian Pheline, who has joined the board of directors of France Telecom, is hereby added to Schedule I. His address is 69 rue de Varenne 75700 Paris, France.

                  Mr. Pierre Dauvillaire has resigned his position as a director of COGECOM and is hereby deleted from Schedule II of the Original Schedule 13D. Messrs. Pierre Hiliare, Jean Francois Pontal and Jean-Louis Vinciguerra have joined the board of directors of COGECOM and are hereby added to Schedule II. Their address is: France Telecom, 6 place d'Alleray, 75505 Paris Cedex 15, France.

Item 3.           Source and Amount of Funds or Other Consideration

                  Item 3 is bereby amended by adding the following paragraph:

                  On May 30, 2000, FT assigned to COGECOM its rights under the Investment Agreement to purchase Common Stock and Series B Preferred Stock. FT provided all of the necessary funds, from cash on hand, to the Issuer on behalf of COGECOM for the purchase by COGECOM of the 42,229,730 shares of Common Stock and the 2,000,000 shares of the Series B Preferred Stock.

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Item 4.           Purpose of Transaction

                  Item 4 is hereby amended by adding the following paragraphs:

                  The purpose of the acquisition of the 42,229,730 shares of Common Stock and the 2,000,000 shares of Series B Preferred Stock was to effect the closing of the transaction contemplated under the Investment Agreement.

                  As contemplated by the terms of the Investment Agreement and the Certificate of Designation in respect of the Series B Preferred Stock, COGECOM has the right to appoint two individuals to the board of directors of the Issuer, and expects to make such appointments. These appointments are in addition to the one director it is entitled to appoint pursuant to the Certificate of Designation in respect of the Series A Preferred Stock.

                  The Issuer is obligated to pay dividends on the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock, when, as and if such dividends are declared by the board of directors of the Issuer. The Issuer may pay such dividends in cash, Common Stock, or additional shares of preferred stock of the Issuer that is substantially identical to the Series E Preferred Stock.


Item 5.           Interest in Securities of the Issuer

                  Item 5 is hereby amended and restated as follows:

                  (a) FT and COGECOM are the joint beneficial owners of 87,493,814 shares of Common Stock (assuming conversion of the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock and the 5 3/4% Convertible Notes), which would represent approximately 28.54% of the Common Stock outstanding if all such conversions were effected. This percentage is calculated on the basis of 306,608,419 shares, the sum of (i) 269,795,357 shares of Common Stock outstanding as of the close of business on June 5, 2000, a figure that the Issuer's transfer agent has provided to FT and COGECOM, and (ii) 36,813,062 shares of Common Stock, the number of shares issuable to FT and COGECOM upon conversion of the Series A Preferred Stock, the Series B Preferred, the Series C Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock and the 5 3/4% Convertible Notes.

                  (b) FT and COGECOM share the power to vote and the power to dispose of all such 87,493,814 shares of Common Stock.

                  (c) On May 30, 2000, COGECOM acquired 42,229,730 shares of Common Stock at a per share price of $59.20 and 2,000,000 shares of Series B Preferred Stock having an aggregate liquidation preference of $2,000,000,000, a conversion price of $80.00 per share and a redemption price of $96.00 per share, for an aggregate purchase price of $4.5 billion.

                  Except as described in the Schedule 13D, neither FT nor COGECOM, nor, to the best of their knowledge, any of the persons listed in Schedules I and II to the Schedule 13D (as amended as provided above), effected any transactions in Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock or 5 3/4% Convertible Notes during the past sixty (60) days.

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                  (d) No one other than FT or COGECOM is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, 5 3/4% Convertible Notes or Series A 5% Cumulative Preferred Stock beneficially owned by FT and COGECOM.

Item 6. Contracts, Arrangements, Understanding of Relationships with Respect to Securities of the Issuer

                  Item 6 is hereby amended by incorporating by reference in their entirety the paragraphs set forth in Item 4 above and the following:

                  In connection with the closing of the transaction of the investment by FT in the Issuer on May 30, 2000, the Issuer and FT entered into a Registration Rights Agreement (the "New Registration Rights Agreement"), which is attached hereto as Exhibit 10.11. Pursuant to the New Registration Rights Agreement, the Issuer shall be obligated to register for resale shares of Common Stock held by FT and shares of Common Stock issuable upon conversion of the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock and the 5 3/4% Convertible Notes. The New Registration Rights Agreement supersedes the Registration Rights Agreement filed as Exhibit 4.3 to the Original Schedule 13D, and that earlier agreement is of no further force and effect.

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Item 7.           Material to be Filed as Exhibits

                  Item 7 is hereby amended to include the following exhibits, attached hereto:

Exhibit 10.10

                  Exhibit 4.5 is hereby replaced in its entirety by the following item attached hereto 10.10:

                  Form of Certificate of Designation of the Voting Powers, Designation, Preferences and Relative, Participating, Optional or other Special Rights and Qualification, Limitations and Restrictions of the 5% Cumulative Participating Convertible Stock, Series B of the Issuer.

Exhibit 10.11

                  New Registration Rights Agreement, dated May 30, 2000, between the Issuer and FT.



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                  After due inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2000

                               France Telecom S.A.


                                    By:   /s/ Jean-Louis Vinciguerra
                                         ---------------------------------------
                                         Name:  Jean-Louis Vinciguerra
                                         Title: Senior Executive Vice President


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

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated: June 9, 2000

                                           Compagnie Generale des
                                           Communications
                                           (COGECOM) S.A.

                                           By: /s/ Pierre Hilaire
                                              ----------------------------------
                                               Name:  Pierre Hilaire
                                               Title: Chairman of the Board of
                                                      Directors


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